02035225

PE 4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

California Exploration Ltd.

(Translation of registrant's name into English)

0-30920
(File Number)

1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ✔ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Exploration Ltd.
(Registrant)

Date April 29, 2002

By Nick DeMare
Nick DeMare,
Assistant Corporate Secretary
(Signature)*

*Print the name and title of the signing officer under his signature.

F:\Arabella\CAX\Form 6Ks\FORM 6-K Conformed.wpd

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
CALIFORNIA EXPLORATION LTD.	FEBRUARY 28/02	02/04/22

ISSUER ADDRESS				
#1305 - 1090 WEST GEORGIA STREET				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6E 3V7	(604) 683-1585	(604) 685-9316

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
MR. NICK DEMARE	ASSIST. CORP. SECRETARY	(604) 685-9316

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ndemare@chasemgt.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Desmond O'Kell"	DESMOND O'KELL	02/04/26
"Ted Carlsen"	TED CARLSEN	02/04/26

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002 AND 2001

(Expressed in United States Dollars, unless otherwise stated)
(Unaudited - Prepared by Management)

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, unless otherwise stated)
(Unaudited - Prepared by Management)

	As at February 28, 2002 $	As at May 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	255,755	360,580
Amounts receivable and prepaids	20,495	159,004
	276,250	519,584
BRIDGE LOAN (Note 3)	62,317	-
PLANT AND EQUIPMENT	63,897	91,290
OIL AND GAS PROPERTIES (Note 4)	108,103	20,697
OTHER ASSETS	139,678	280,934
	650,245	912,505
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	43,223	35,071
SHARE SUBSCRIPTIONS RECEIVED (Note 5(a))	56,085	-
	99,308	35,071
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	1,102,823	1,019,339
DEFICIT	(551,886)	(141,905)
	550,937	877,434
	650,245	912,505

APPROVED BY THE BOARD

"Des O'Kell" ________________, Director

"Ted Carlsen" ________________, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

	Three Months Ended February 28,		Nine Months Ended February 28,	
	2002 $	2001 $	2002 $	2001 $
EXPENSES				
Accounting and audit fees	8,552	1,198	22,014	12,105
Amortization	9,131	9,131	27,393	27,393
Computer expenses	-	-	328	(6,303)
Legal	2,925	1,711	27,534	5,443
Office and miscellaneous	32,283	3,191	63,524	(16,320)
Salaries, wages and related benefits	26,430	2,161	53,620	22,671
Travel and related costs	248	2,127	507	8,331
	79,569	19,519	194,920	53,320
OTHER ITEMS				
Write-down of other assets	(109,875)	-	(109,875)	-
Industry partners inducement	-	(18,634)	-	(18,634)
Impairment of oil and gas properties	(930)	-	(74,678)	-
Write-off of amounts receivable	-	-	(42,211)	-
Interest and other income	1,020	3,361	11,703	6,097
	(109,785)	(15,273)	(215,061)	(12,537)
LOSS FOR THE PERIOD	(189,354)	(34,792)	(409,981)	(65,857)
RETAINED EARNINGS (DEFICIT) BEGINNING OF PERIOD	(362,532)	75,065	(141,905)	106,130
RETAINED EARNINGS (DEFICIT) END OF PERIOD	(551,886)	40,273	(551,886)	40,273
LOSS PER COMMON SHARE - BASIC AND DILUTED	($0.02)	($0.01)	($0.07)	($0.03)

The accompanying notes are an integral part of these interim consolidated financial statements.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

	Three Months Ended February 28,		Nine Months Ended February 28,	
	2002 $	2001 $	2002 $	2001 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Loss for the period	(189,354)	(34,792)	(409,981)	(65,857)
Items not affecting cash				
Amortization	9,131	9,131	27,393	27,393
Write-off of amounts receivable	-	-	42,211	-
Write-down of other assets	109,875	-	109,875	-
Impairment of oil and gas properties	930	-	74,678	-
Decrease in amounts receivable and prepaids	30,097	71,402	104,317	409,145
Increase (decrease) in accounts payable and accrued liabilities	(10,647)	(20,374)	10,756	33,160
	(49,968)	25,367	(40,751)	403,841
INVESTING ACTIVITIES				
Recovery of (additions to) oil and gas properties	14,121	270,999	(162,084)	(15,090)
Other assets	(62,317)	(16,418)	(17,925)	(174,785)
Repayment of loan by officer	-	-	5,000	-
	(48,196)	254,581	(175,009)	(189,875)
FINANCING ACTIVITIES				
Deferred financing costs	(13,011)	-	(13,011)	-
Share subscriptions received	56,085	-	56,085	-
Cash assumed on reorganization	-	-	100,047	-
Reorganization costs	-	-	(32,186)	-
	43,074	-	110,935	-
NET INCREASE (DECREASE) IN CASH	(55,090)	279,948	(104,825)	213,966
CASH - BEGINNING OF PERIOD	310,845	98,389	360,580	164,371
CASH - END OF PERIOD	255,755	378,337	255,755	378,337

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the nine months ended February 28, 2002, the Company issued 4,346,084 common shares to complete the corporate reorganization, as described in Note 3.

The accompanying notes are an integral part of these interim consolidated financial statements.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002 AND 2001

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

1. INCORPORATION AND NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on December 10, 1999, as Buck Ventures Ltd. On May 10, 2000, the Company changed its name to QDM Ventures Ltd. As part of the reorganization described in Note 3, on September 25, 2001, the Company changed its name to California Exploration Ltd. and filed Articles of Continuance under the Business Corporations Act (Yukon Territory).

The Company is focused on the acquisition, exploration and development of crude oil and natural gas reserves in the western United States. The Company is a development stage oil and gas company and, as of February 28, 2002, has not earned any significant production revenue, nor found proved reserves on any of its properties. The Company has entered into participation and farm-in agreements with industry partners on certain of its properties pursuant to which these partners have acquired interests in the Company's properties for cash and issuances of their common shares. Additional funding will be required for the Company to participate in the acquisition, exploration and development of interests in oil and gas properties. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners.

The accompanying interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities, completion of the proposed business acquisition described in Note 3 and ultimately achieving profitable operations.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002 AND 2001

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the interim consolidated financial statements for the six months ended November 30, 2001. The significant accounting policies follow that of the November 30, 2001 interim consolidated financial statements.

3. PROPOSED BUSINESS ACQUISITION

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS was established in August 2001 to provide technology and turn-key solutions to optimize oil, gas and power energy resources. OPS is a development stage company with limited operations to date.

The Company has provided OPS an initial bridge loan of CDN $100,000 and has agreed to provide additional funding. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan. In addition, the shareholders of OPS has agreed to provide personal guarantees.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002 AND 2001

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

4. OIL AND GAS PROPERTIES

Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells.

During the period ended February 28, 2002, the Company recorded an impairment charge of $74,678, reflecting its share of unsuccessful drilling activities and related acquisition costs. As at February 28, 2002, the Company had not found any proved reserves.

5. SHARE CAPITAL

	Number of Shares	$
Authorized - unlimited common shares without par value		
CalEx		
Balance, May 31, 2000	2,346,084	855,019
Shares issued for cash	2,000,000	200,000
Less: share issuance costs	-	(680)
Loan to officer	-	(35,000)
Balance, May 31, 2001	4,346,084	1,019,339
Repayment of loan by officer	-	5,000
Reverse Take-over Transaction at September 27, 2001		
Adjustment of shares to reflect shares of the legal parent outstanding at time of reverse take-over	3,245,001	-
Net asset of legal parent at time of reverse take-over	-	180,783
Less: reorganization costs	-	(102,299)
Balance, February 28, 2002	7,591,085	1,102,823

(a) The Company has arranged, subject to regulatory approvals, a non-brokered private placement of 1,000,000 units at a price of CDN $0.50 per unit, to raise CDN $500,000. Each unit will consist of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at an exercise price of CDN $0.75. As at February 28, 2002, the Company has received $56,085 (CDN $90,000).

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002 AND 2001

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited - Prepared by Management)

5. **SHARE CAPITAL** (continued)

(b) During the period ended February 28, 2002, the Company completed the business combination with CalEx and issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding common stock of CalEx. All common shares issued under the business combination are subject to a hold period expiring January 21, 2002. Of the shares issued in the business combination, at February 28, 2002, 2,323,500 shares (the "Security Shares") are held in escrow pursuant to a security escrow agreement, and will be released at six months intervals over a period ending September 27, 2007. Subsequent to February 28, 2002, 116,175 Security Shares were released.

(c) As at February 28, 2002, 1,980,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004. Subsequent to February 28, 2002, 330,000 Escrow Shares were released.

(d) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

As at February 28, 2002, share options outstanding to directors, employees and consultants to purchase common shares are as follows:

Year Granted	Price per Share CDN $	Outstanding at Beginning of Period	Granted During Period	Outstanding at End of Period	Year of Expiry
2001	0.20	285,000	-	285,000	2004
2001	0.60	-	800,000	800,000	2005
		285,000	800,000	1,085,000	

(e) As at February 28, 2002, warrants to purchase up to 55,000 common shares of the Company at $0.20 per share on or before June 21, 2002, remained outstanding.

(f) During the year ended May 31, 2001, the Company provided a loan of $35,000 to the President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of all or part of the Loan Shares held by the President. During the nine months ended February 28, 2002, the Company received a partial payment of $5,000. As at February 28, 2002, 300,000 Loan Shares remain pledged as security for the promissory note.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended February 28, 2002.

	$
Accounting and audit fees	22,014
Amortization	27,393
Computer expenses	328
Legal	27,534
Office and miscellaneous	63,524
Salaries, wages and related benefits	53,620
Travel and related costs	507
	194,920

1.(b) RELATED PARTY TRANSACTIONS

There were no related party transactions during the nine months ended February 28, 2002.

2.(a) NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

2.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct. 2/01	100,000	Director	John Behr	$0.60	Sept. 28/04
Oct. 2/01	250,000	Director	Ted Carlsen	$0.60	Sept. 28/04
Oct. 2/01	25,000	Employee	Colleen Classen	$0.60	Sept. 28/04
Oct. 2/01	100,000	Director	Diana Dercyz-Kessler	$0.60	Sept. 28/04
Oct. 2/01	50,000	Employee	Kurt Johnson	$0.60	Sept. 28/04
Oct. 2/01	25,000	Employee	Mike McPhetridge	$0.60	Sept. 28/04
Oct. 2/01	250,000	Director	Desmond O'Kell	$0.60	Sept. 28/04
	800,000				

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002

3.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	7,591,085	$1,102,823

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2002

Security	Number	Exercise Price Per Share	Expiry Date
Options	285,000	$0.20	December 21, 2003
Options	800,000	$0.60	September 28, 2004
Warrants	55,000	$0.20	June 21, 2002

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002

As at February 28, 2002:

i) 1,980,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004; and

ii) 2,323,500 common shares (the "Securitiy Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007 are subject to escrow restrictions.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

Directors:
Ted Carlsen
John Behr
Desmond O'Kell
Diana Dercyz-Kessler

Officers:
Ted Carlsen, President and CEO
Desmond O'Kell, CFO and Corporate Secretary

CALIFORNIA EXPLORATION LTD.
(A Development Stage Company)
QUARTERLY REPORT
FOR THE QUARTER ENDED FEBRUARY 28, 2002
(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS

Business Overview and Proposed Business Acquisition

In September of 2001, the Company completed its Qualifying Transaction by merging with California Exploration Inc., a Nevada based company focussed on the acquisition, exploration and development of crude oil and natural gas prospects in the San Joaquin and Sacramento Basins of California, United States. In conjunction with this transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests. To date the Company has drilled eight wells. Of the eight wells, six were abandoned as dry holes, one requires side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and have only agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry.

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS is a privately-owned, software developer company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources. The board of directors of the Company has concluded that the proposed business combination is fair and reasonable and in the best interests of the Company and its shareholders. In arriving at their conclusion, the board of directors of the Company considered, among other matters:

(i) the opportunities to generate value for the Company shareholders to develop and utilize technology for the oil and gas industry with application to the energy industry;

(ii) the procedures by which the business combination will be approved, including the majority approval required from the Company shareholders at a special meeting to be held on June 17, 2002; and

(iii) the terms of the business combination which result in the Company shareholders continuing to own, immediately after the completion of the business combination, a significant voting and equity interest in the Company, through their continuing ownership of the Company shares.

CALIFORNIA EXPLORATION LTD.

(A Development Stage Company)

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

(Expressed in United States Dollars, unless otherwise stated)

MANAGEMENT DISCUSSION & ANALYSIS (continued)

The Company has provided OPS an initial bridge loan of CDN $100,000 and has agreed to provide additional funding. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan. In addition, the shareholders of OPS have agreed to provide personal guarantees.

Operations

During the nine months ended February 28, 2002 the Company reported a net loss of $409,981 compared to a net loss of $65,857 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. General and administration expenses increased by $141,600, from $53,320 in 2001 to $194,920 in 2002. During 2001, the majority of the Company's overhead costs were reimbursed by its joint venture partners. During 2002, the joint venture partners informed the Company that they terminated their joint venture agreements.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $74,678 of costs. An additional provision of $42,211 has been made to the receivable from Westone Ventures Inc., a former joint venture partner. In addition, a write-down of $109,875 was made to reflect management's estimate of the decrease in the common shares of the former joint venture partners which were received in 2001.

Liquidity and Capital Resources

The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. Given the nature of its business the Company has not been obliged to fund the majority of the costs for developing and drilling the initial oil and gas prospects.

As at February 28, 2002, the Company had a working capital of $233,027. The Company's cash and cash equivalents are held predominantly in US currency. The Company anticipates that its share of anticipated drilling cost, lease payments and corporate overhead for the remainder of 2001 and for 2002 is approximately $300,000. On January 14, 2002, the Company entered into an agreement to acquire OPS, as described in "Business Overview and Proposed Business Acquisition". In order to implement the OPS business plan, the Company will require additional financing. The Company will be required to raise additional capital to meet its planned expenditures and commitments. The Company proposes to conduct, subject to regulatory approvals, a non-brokered private placement of 1,000,000 units at a price of CDN $0.50 per unit, to raise CDN $500,000. Each unit will consist of one common shares and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at an exercise price of CDN $0.75. To date the Company has received $56,085 (CDN $90,000).